AMENDMENT

To Transfer Agency and Service Agreement

Between

Each of the Nuveen Open-End Investment Companies Listed on Exhibit A to the Agreement

And

Boston Financial Data Services, Inc.

This Amendment is made as of this 1st day of May 2017, to the Transfer Agency and Service Agreement dated May 1 1, 2012, as amended (the “Agreement”) between each of the Nuveen open-end investment companies listed on Exhibit A to the Agreement, as amended (collectively, the “Funds”) and Boston Financial Data Services, Inc. (the “Transfer Agent”). In accordance with Section 16.1 (Amendment) of the Agreement, the parties desire to further amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.	Section 2.2. Section 2.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

“2.2	Other Fees and Charges. In addition to the fees paid under Section 2.1 above, the Fund agrees to pay the Transfer Agent for certain other fees and charges, including but not limited to: AML/CIP annual fee, suspicious activity reporting for networked accounts, audio response, checkwriting, CIP-related database searches, commission fee application, COOL, data communications equipment, computer hardware, DST disaster recovery charge, DSTO products and services, escheatment, express mail and delivery services, FDIC deposit insurance account charges, federal wire charges, forms and production, freight charges, household tape processing, lost shareholder searches, lost shareholder tracking, manual check pulls, microfiche, network products, new fund implementation, NSCC processing and communications, postage (to be paid in advance if so requested), offsite records storage, P.O. box rental, print/mail services, programming hours, regulatory compliance fee per CUSIP, reporting (on request and scheduled), returned checks, Short Term Trader, special mailing, statements, supplies, tax reporting (federal and state), telecommunications equipment, telephone (telephone and fax lines), training, transcripts, travel, TIN ce1iification (W-8 & W-9), year- end processing and other fees, charges or expenses incurred at the direction of the Fund or with advance written notice to the Fund.”

2. Term. Section 11 of the Agreement is hereby amended by deleting the first sentence of subsection 1 1.1 and replacing with the following sentence:

“The term of this Agreement (the “Term”) shall be from the period of May 11, 2017 through May 10, 2020.”

All references in the Agreement to the defined term “Initial Term” shall be replaced with the defined term “Term”.

3. Fee Schedule. Effective May 11, 2017, Schedule 2.1 to the Agreement is replaced by the new Schedule 2.1 dated May 11, 2017 through May 10, 2020 and attached hereto (the “Fee Schedule”).

4.	All defined terms and definitions in the Agreement shall be the same in this Amendment except as specifically revised by this Amendment.

5.	Except as specifically set forth in this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

EACH OF THE NUVEEN FUNDS, AS LISTED ON SCHEDULE A	BOSTON FINANCIAL DATA SERVICES, INC.

By: /s/ Tina M. Lazar	By:/s/ Richard J. Johnson

Name: Tina M. Lazar	Name: Richard J. Johnson

Title: Managing Director	Title: Managing Director
As an Authorized Officer on behalf of each of the Funds indicated on Schedule A